South Street Securities LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2015
(Confidential Treatment Requested)

Balance at January 1, 2015	$115,182,155
Contributions by member	13,000,000
Distributions to member	(11,739,463)
Net income	12,038,275
Balance at December 31, 2015	$128,480,967

The accompanying notes are an integral part of these financial statements.

South Street Securities LLC
Statement of Cash Flows
Year Ended December 31, 2015
(Confidential Treatment Requested)

Cash flows from operating activities		
Net income	$	12,038,275
(Increase) decrease in operating assets		
Financial instruments owned, at fair value (including change		
in unrealized gain of $754,545)		844,651,587
Securities purchased under agreements to resell		(4,826,798,635)
Receivables and deposits with brokers, dealers and clearing organizations		(3,956,944)
Accrued interest receivable		60,374
Other assets		(403,383)
Increase (decrease) in operating liabilities		
Securities sold under agreements to repurchase		3,940,020,941
Payables to brokers, dealers and clearing organizations		26,925,272
Other trading liability		923,191
Accrued expenses		210,110
Net cash used in operating activities		(6,329,212)
Cash flows from financing activities		
Contributions by member		13,000,000
Distributions to member		(11,739,463)
Net cash from financing activities		1,260,537
Decrease in cash		(5,068,675)
Cash		
Beginning of period		9,744,699
End of period	$	4,676,024
Supplemental disclosure of cash flow information		
Cash paid during the period for		
Interest	$	68,093,256

The accompanying notes are an integral part of these financial statements.